

Mail Stop 6010

October 12, 2007

Mr. Leonard Osser
Chairman and Chief Executive Officer
Milestone Scientific, Inc.
220 South Orange Avenue
Livingston Corporate Park
Livingston, New Jersey 07039

      RE: **Milestone Scientific, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed April 2, 2007
               File No. 1-14053

Dear Mr. Osser:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 15

Summary of Significant Accounting Policies and Significant Judgments and Estimates, page 21

1.   We note your discussion of critical accounting policies, but the disclosures either do not disclose why they are considered critical accounting policies or they merely repeat the policies from your significant accounting policies footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please expand to describe the specific factors that in your view makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements. Revise future filings to comply.

Liquidity and Capital Resources, page 23

2.   Please revise future filings to discuss significant changes to the components of working capital – i.e., individually significant changes in line items. For example, we note that accounts payable increased $688 thousand over the past year while inventories show a decline. Please address the impact on your working capital. When you cite changes in components of working capital, explain the reasons for the changes.

3.   In your liquidity discussion you note the Company experienced in 2006 negative cash flows of $1.6 million from operating activities. You conclude by indicating management believes the Company has sufficient resources to meet its obligations over the next twelve months. This statement is too general and needs to be more specific. Tell us and in future filings provide details of expected liquidity needs over the next year. For example, future filings should disclose

    •   the expected additional costs to obtain a CE mark and U.S. patent protection, which you deem necessary to re-introduce your teeth whitening products;

    •   the planned reductions in operations expenses and/or the impact technology rights will have on liquidity and

- the existing internal and external capital sources and the circumstances that are reasonably likely to affect those sources of liquidity.

  Also, consider discussing other sources that the Company is pursuing.

Notes to Financial Statements, page F-7

Note B – Summary of Significant Accounting Policies, page F-7

4.   In future filings please consider the need to include in your Summary of Significant Accounting Policies your accounting policy for allowances for doubtful accounts receivable.

Note B8 – Revenue Recognition, page F-8

5.   We note your revenue recognition policy disclosure is very generic. Refer to your response letter dated May 11, 2005, specifically your responses to comments 1, 2 and 3. In future filings, please revise your revenue recognition policy disclosure to include the more salient points addressed in your prior responses to us.

Note H – Stockholders' Equity, page F-12

Other Issuances of Common Stock, page F-13

6.   Please provide us with a schedule reconciling the fiscal 2006 common stock issuances as disclosed in the footnote to the amounts presented in the Statement of Changes in Stockholders' Equity and the Statement of Cash Flows.

7.   To this regard, tell us and in future filings please explain how each issuance of equity instruments was valued.

Form 10-QSB for the quarterly period ended June 30, 2007

Item 3 Controls and Procedures, page 18

8.   Please expand the first paragraph of the disclosure to incorporate language encompassing the entire two-sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). That is, you should also clarify, if true, that your disclosure controls and procedures are designed to ensure

Leonard Osser
Milestone Scientific, Inc.
October 12, 2007
Page 4

that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure. Apply in future filings.

9.   In future filing, please revise the first paragraph to state whether the disclosure controls and procedures were effective, *as of the end of the fiscal quarter*. It is not sufficient to say "as of the date of their evaluation". Refer to Item 307 of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters.

Leonard Osser
Milestone Scientific, Inc.
October 12, 2007
Page 5

Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant